

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 2, 2024

Erik Blum
Chief Executive Officer
SMC Entertainment, Inc.
9170 Glades Road Suite 150
Boca Raton, FL 33434

> **Re: SMC Entertainment, Inc.**
> **Amendment No. 5 to Registration Statement on Form 10-12G**
> **Filed March 18, 2024**
> **File No. 000-56558**

Dear Erik Blum:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 2, 2024 letter.

Amendment No. 5 to Registration Statement on Form 10-12G

Item 13. Financial Statements and Supplementary Data, page F-1

1. Please provide updated financial statements for year ended December 31, 2023, and related disclosures as required by Rule 8-08 of Regulation S-X.

Note 9 - Business combination, page F-12

2. We noted your response to prior comment 2 and your update in Note 9 that the 2,500,000 shares of Series B $10.00 Preferred Stock were valued using the number of common shares the preferred stock can be converted into and the trading price of the common stock of $0.0013 on April 21, 2023. On page F-11, we also noted your disclosure that the Series B preferred stock are convertible into common stock at a rate of 10% to the preceding ten day weighted average price. It appears that the <u>conversion rate</u> is variable based on preceding ten day weighted average price, and we cannot recalculate your purchase consideration in amount of $32,500. In these regards, please provide us your

purchase consideration calculation including the conversion ratio and the preceding ten day weighted average price used in the calculation. Also explain how the ratio was derived by using 10% to the preceding ten day weighted average price as disclosed in the footnote.

Fyniti Global Equities EBT Inc.
Audited financial statements, page F-37

3.   It appears that you still have filed an incorrect set of financial statements. Please provide audited financial statements of Fyniti Global Equities EBT Inc. for the correct reporting periods, which it was March 31, 2023 as required by Rule 8-04 of Regulation S-X.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby at 202-551-3334 with any other questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology